June 12, 2013

VIA Edgar Filing

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the year ended December 31, 2012
Filed on February 22, 2013
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated May 21, 2013 regarding the above referenced Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") for Glimcher Realty Trust (the “Company,” or the “Registrant,”). Unless otherwise defined herein, capitalized terms used in the Registrant's response portion of this correspondence shall have the same meaning given such terms in the Company's 2012 Form 10-K. References to page numbers are to pages in our 2012 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable NOI Growth - Years Ended December 31, 2012 to December 31, 2011, page 36

1.
We have considered your response to our prior comment 2. Please provide us with a more detailed description of how discontinued operations is treated in your calculation of comparable NOI. Given that your calculation starts with operating income (before discontinued operations), explain to us why it is necessary to include discontinued operations in your adjustments for depreciation and amortization, general and administrative expense, and straight-line rents. Additionally, explain to us how you determined that the operations of certain properties classified within discontinued operations would still be considered comparable.

Company Response: The manner in which the Company has presented adjustments for depreciation and amortization, general and administrative expense, and straight-line rents for all properties will be modified in future filings to exclude the amounts related to discontinued operations. Please note that this is a presentation issue and that the reconciliation as reported accurately reflects the NOI calculation.

Mr. Kevin Woody
June 12, 2013
Page Two

The GAAP criteria to classify a property as held-for-sale can result in a presentation in discontinued operations of properties held by the Company in both periods being compared. The Company believes that it is appropriate to compare properties that are held in both periods until the property is sold. Once the asset is no longer owned by the Company, the property is excluded from the calculation.

Portfolio Data

Leasing Results, page 56

2.
We have reviewed your response to our prior comment 4. Please confirm for us that the new lease data reflected in the leasing results section of your MD&A has been adjusted for tenant concessions and free rent periods.

Company Response: Average Base Rent per square foot for new and renewed leases includes the contractual rental terms in effect the first year the lease obligation commences, including rent concessions or rent relief that may apply. The calculation excludes tenants who pay a percentage of sales in lieu of minimum rent because it is not possible for the Company to determine the amount of their rental obligation. The calculation also excludes short-term rent abatements. The Company will include this further explanation as to how Average Base Rent per square foot is determined in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page 76

3.
We have considered your response to our prior comment 5. Please confirm for us that you will revise your Statement of Cash Flows presentation in future filings to separately present cash outflows related to development projects, redevelopment and renovation projects, leasing costs and other capital additions.

Company Response: In future filings, the Company will revise its Statement of Cash Flows presentation to separately present cash outflows related to development projects, redevelopment and renovation projects, and other capital additions. The Company currently classifies leasing costs separately within the Statement of Cash Flows within the caption "Deferred costs and other" which is presented as a cash flow from investing activities.

Notes to Consolidated Financial Statements

11. Investment in and Advances to Unconsolidated Real Estate Entities, page 94

4.
For each unconsolidated real estate entity, please provide us with the company's analysis of whether the specific entity meets the definition of a VIE in accordance with ASC Topic 810-10-15. Additionally, to the extent you have determined any entity is a VIE, please provide us with your primary beneficiary analysis for that entity.

Company Response: The Company follows the applicable accounting guidance in determining whether an entity is a variable interest entity (“VIE”). The steps used to evaluate the Blackstone Joint Venture and the ORC Venture discussed in Note 11 - "Investments in and Advances to Unconsolidated Real Estate Entities" in the Company's 2012 Form 10-K are outlined below.

Mr. Kevin Woody
June 12, 2013
Page Three

I.	Does VIE Consolidation Guidance Apply?
The Company determined that the Blackstone Venture and the ORC Venture (collectively the "Ventures") would not qualify for any scope exceptions such as: not-for-profit entity, employee benefit plan, or investments accounted for at fair value.
The Company also evaluated whether the Ventures qualify for the business scope exception.
The first requirement is that the entity must meet the definition of a business. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.
The Company determined that the Ventures met the definition of a business. Both Ventures contain two operating properties that are owned and managed for the purpose of providing a return to the members.
As a result, the Company evaluated the following four conditions of the business scope exception.

A.
The reporting enterprise, its related parties, or both, participated significantly in the design or re-design of the entity. However, this condition does not apply if the entity is an operating joint venture or a franchisee.

B.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise.

C.	The reporting enterprise or its related parties provide more than half of the total of equity, subordinated debt, or other forms of subordinated financial support.

D.	The activities of the entity are primarily related to securitizations or other forms of asset-based financings or single-lessee leasing arrangements.

In evaluating condition “A” listed above, the Company and its joint venture partner in each of the Ventures were determined to have participated significantly in the design of the entity and do not qualify as operating joint ventures. Therefore, the Ventures do not meet the criteria for the business scope exception.
Lastly, the Company determined that the Ventures do not qualify for investment company deferral as the Company is not an Investment Company as defined under ASC Topic 946 “Financial Services - Investment Companies.”

II.	Does the Company have a variable interest within the Ventures?

The Company also determined, by virtue of its equity investments, that it has a variable interest in each of the Ventures.

Accordingly, in the case of the Ventures, the Company determined that consolidation guidance applies and that, because the Company holds a variable interest in the Ventures, they must be evaluated to determine if they are VIE's.

Mr. Kevin Woody
June 12, 2013
Page Four

III.	Are the Ventures VIE's?

The Blackstone Venture

The Company followed the guidance given in ASC Topic 810-10-15-14a to determine whether or not the Blackstone Venture has sufficient equity to permit it to finance its activities without additional subordinated financial support. The Company noted the following with regards to the sufficiency of equity-at-risk on the most recent reconsideration date of the Blackstone Venture:

A.
At the most recent reconsideration date of the Blackstone Venture, the Company determined that the estimated fair value of the equity within the Blackstone Venture approximated 35% of the estimated fair value of its assets.

B.
Since inception the Blackstone Venture has demonstrated the ability to finance its activities without additional subordinated financial support. By way of example, during 2012 an existing mortgage loan collateralized by one of the Properties owned by the Blackstone Venture was refinanced for approximately $37.7 million more than the prior loan and some of these additional proceeds were distributed to its members. Due to the significance of the refinancing and related distributions, the Company determined these transactions to be reconsideration events. With this new mortgage loan, the Blackstone Venture's loan-to-value ("LTV") ratio is consistent with its historical range of below 70%. The Company believes that this is a good third party indicator of the sufficiency of equity within the Blackstone Venture. The Company determined the distribution represents a monetization of the real estate appreciation of the Blackstone Venture. After the distribution, the fair value of the equity is consistent with historical ratios of the estimated fair value of assets to the estimated fair value of equity.

C.	The loans encumbering the Properties owned by the Blackstone Venture are both non-recourse to the Blackstone Venture and do not require guarantees of financial performance.

Based upon the factors above, the Company determined that the Blackstone Venture's equity is sufficient to permit the entity to finance its activities without additional subordinated financial support.

With respect to ASC Topic 810-10-15-14b and 14c, there are no provisions in the governing documents that would cause the equity holders as a group to lack any of the characteristics of a controlling financial interest.  That is, the equity holders as a group make all of the decisions and are exposed to all of the risks and rewards of ownership based upon the economic interest within the Blackstone Venture.

Based upon the foregoing, the Company determined that the Blackstone Venture was not a VIE.

Mr. Kevin Woody
June 12, 2013
Page Five

The ORC Venture

The Company followed the guidance given in ASC Topic 810-10-15-14a to determine whether or not the ORC Venture has sufficient equity to permit it to finance its activities without additional subordinated financial support. The Company noted the following with regards to the sufficiency of equity-at-risk on the most recent reconsideration date of the ORC Venture:

A.
At the most recent reconsideration date of the ORC Venture, the Company determined that the estimated fair value of the equity within the ORC Venture approximated 49% of the estimated fair value of its assets.

B.
A mortgage loan associated with of one of the Properties that the ORC Venture owns was refinanced during 2012 for approximately $15.0 million more than the prior loan and some of these additional proceeds were distributed to its members. Due to the significance of the refinancing and related distributions, the Company determined these transactions to be reconsideration events. With this new mortgage loan, the ORC Venture's LTV ratio is consistent with its historical range of below 55%. The Company believes that this is a good third party indicator of the sufficiency of equity within the ORC Venture. The Company determined the distribution represents a monetization of the real estate appreciation of the ORC Venture. After the distribution, the fair value of the equity is consistent with historical ratios of the estimated fair value of assets to the estimated fair value of equity.

C.	The loans encumbering the Properties owned by the ORC Venture are both non-recourse to the ORC Venture and do not require guarantees of financial performance.

Based upon the factors above, the Company determined that the ORC Venture's equity is sufficient to permit the entity to finance its activities without additional subordinated financial support.

With respect to ASC Topic 810-10-15-14b and 14c, there are no provisions in the governing documents that would cause the equity holders as a group to lack any of the characteristics of a controlling financial interest.  That is, the equity holders as a group make all of the decisions and are exposed to all of the risks and rewards of ownership relative to their economic interest within the ORC Venture.

Based upon the foregoing, the Company, determined that the ORC Venture was not a VIE.

13. Related Party Transactions

Leasing Activity, page 97

5.
We have reviewed your response to our prior comment 7. Please provide us with an example of the disclosure you plan to include in future filings and explain to us how the proposed disclosure complies with ASC Topic 850-10-50-5.

Mr. Kevin Woody
June 12, 2013
Page Six

Company Response: Listed below is an example of the disclosure we will provide in future annual filings.

"Until September 30, 2012, Herbert Glimcher, the Company's Chairman Emeritus and a Class III Trustee, held an ownership interest in a limited liability company that has executed a commercial lease for one location in one of the Company's regional mall properties. Mr. Glimcher divested his interest on September 30, 2012. Rents and other lease charges billed by the Company for the aforementioned lease during the years ended December 31, 2012 and 2011 totaled $109,000 and $39,000, respectively.  During the second quarter of 2011, the Company completed construction on the store and expended approximately $18,000 on such construction.  The lease has a ten year initial term with annual base rents of approximately $78,000 per year."

The proposed disclosure complies with ASC Topic 850-10-50-5 as it does not imply that the transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

14. Commitments and Contingencies, page 98

6.	We have read your response to our prior comment 8. Please address the following related to your guarantee agreement with the New Jersey Economic Development Authority:

•	Please provide us with the precise payment terms of the agreement and tell us whether any amounts have been received from the New Jersey Economic Development Authority to date.

•	Explain to us how you have determined the amount you expect to collect from the New Jersey Development Authority.

•	Tell us whether you have received any indication from the New Jersey Economic Development Authority of actual excess assessments collected by the city above the specified annual levels.

Company Response: Payments will be received annually following the end of each franchise tax year in which tax collections exceed the $5.6 million threshold. The payment will be made after the reporting of taxes collected is completed and will be in the amount of fifty percent of the taxes in excess of the threshold. The payments will be made each year until such time the full amount that the Company has paid to the city of Elizabeth, New Jersey plus interest is recovered or 2030, whichever occurs first.

The city provides the Company with a report ("Tax Report") following the end of each tax year that provides detailed tax payments made by each tenant of The Outlet Collection TM | Jersey Gardens. The Company has created a financial model ("Financial Model") which uses the Tax Report and factors in other assumptions to estimate the amount of tax collections expected by the city over the recovery period noted in the agreement. On an annual basis, the Company compares the Financial Model's estimate to the Tax Report to measure the Financial Model's accuracy. As of December 31, 2012, the Financial Model indicates that the $15.0 million previously paid by the Company, which has been deferred as an asset, will be fully recovered prior to 2030.

To date, there have not been any payments due from the City as the threshold amount has not yet been achieved.

Mr. Kevin Woody
June 12, 2013
Page Seven

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
(Principal Accounting and Financial Officer)